United States securities and exchange commission logo





                              August 23, 2021

       Israel Bar
       Chief Executive Officer
       Maris Tech Ltd.
       3 Golda Meir Street
       Ness Ziona, Israel 7403648

                                                        Re: Maris Tech Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August 2,
2021
                                                            CIK No. 0001872964

       Dear Mr. Bar:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary
       Our Competitive Advantage, page 2

   1.                                                   Clarify the phrase
"various engagements for the sale of our products."
       April 2021 Offering Related Arrangements, page 3

   2. We note the agreement to issue warrants to your Israeli legal advisor. Please disclose whether this is the
same legal advisor identified in the "Legal Matters" section as passing upon Israeli law
matters and, if so, disclose any applicable information required by Item
                                                        7.C of Form 20-F.
 Israel Bar
FirstName
Maris TechLastNameIsrael  Bar
            Ltd.
Comapany
August  23, NameMaris
            2021       Tech Ltd.
August
Page  2 23, 2021 Page 2
FirstName LastName
3. Revise to describe more specifically the nature of the promotion services provided and to be provided.
Summary Financial Data, page 11

4. Please include earnings per share information in your summary financial table.
Risk Factors, page 12

5. We note your disclosure in the Risk Factors section and elsewhere that you qualify as a smaller reporting company. Please note that a foreign private issuer is not eligible to avail itself of the accommodations for smaller reporting companies unless it uses the forms and rules for domestic issuers. Please refer to SEC Release No. 34-88365 and revise accordingly.
We expect to face significant competition . . ., , page 14

6. Please support the statement regarding the "clear proven advantages" your products possess.
If we are unable to establish sales, marketing and distribution capabilities . .. .,, page 15

7. This risk factor indicates you have no sales staff, contrary to your disclosure on page 59.
         Please reconcile.
If we are not able to attract and retain highly skilled managerial, technical and marketing personnel, . . ., page 29

8. This risk factor references the medical device field. Please revise to clarify what products you sell relate to that market.
Use of Proceeds, page 34

9. If the proceeds of this offering will repay debt held by affiliates, please revise to highlight that fact and the amount each affiliate will receive.
Capitalization, page 36

10. You disclose the warrants issued with the preferred shares in the March 2021 Private
         Placement are classified as liabilities within long term debt. Please tell us the provisions in the warrants that were critical in your accounting determinations and how you measure the liability. Please reference authoritative literature that supports your accounting treatment.
11. We note from your disclosure on page 34 that you intend to use a portion of the proceeds for the repayment of outstanding indebtedness. Please tell us how you considered reflecting this repayment of debt in your pro forma as adjusted capitalization to more completely reflect your expected capitalization following the offering. We further note
 Israel Bar
FirstName
Maris TechLastNameIsrael  Bar
            Ltd.
Comapany
August  23, NameMaris
            2021       Tech Ltd.
August
Page  3 23, 2021 Page 3
FirstName LastName
         that you have not provided any pro forma financial statements under
Article 11 of
         Regulation S-X. Please tell us if you intend to include pro forma information for the assumed debt repayment with equity proceeds including pro forma income statements in a future amendment of this registration statement.
12. Please disclose in the table or in a footnote the number of preferred and ordinary shares issued and outstanding actual, pro forma and pro forma as adjusted.
13. Please disclose in the footnote the impact on your capitalization if your underwriters exercise their over-allotment option.
Dilution, page 39

14. Please revise to clarify that your net tangible book value per ordinary share is calculated based on the number of ordinary shares issued and outstanding on December 31, 2020 after the reverse stock split, if true.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Year Ended December 31, 2020 and 2019, page 43

15. Please revise your discussion of results of operations to provide greater insight into the underlying causes of material changes in the components of net income. For example, you disclose that the increase in revenues was primarily attributable to sales in
         Switzerland which was offset by a decrease in sales in Israel without providing underlying reasons for the increase/decrease. With regard to cost of revenues, please clarify what is
         meant by    a change in the revenue   s mixture.    Refer to Item 303
(a)(3) of Regulation S-K
         and SEC Release No. 33-8350.
Liquidity and Capital Resources
Overview, page 46

16. We note your discussion here and on page F-8 regarding the growth in your backlog.
         Please address the following:

                Clarify how you define backlog and the criteria you use to determine when an order/contract is included in the backlog;
                Disclose the dollar amount of backlog believed to be firm and the portion not expected to be filled within the current year;
                Provide the comparable backlog information for the year ended December 31, 2020;
                Add requisite risk factor disclosure warning investors that your backlog may not be an indicator of future earnings.
Operating Activities, page 46

17. Your discussion of cash flows from operating activities should be a comparative analysis of material changes in this amount between periods. Refer to Item 303 of Regulation S-
         K. In your analysis, please include a discussion of the underlying reasons for changes in
 Israel Bar
Maris Tech Ltd.
August 23, 2021
Page 4
         working capital items that affect operating cash flows. For example, describe how changes in trade receivables and inventories contributed to the changes in cash flows from operating activities. Refer to Section IV.B.1 of SEC Release No.
33-8350.
Contractual Obligations, page 48

18. Please revise your table of contractual obligations to include all long-term liabilities, including your outstanding debt. Refer to Part 1 Item 5.F of Form
20-F.
Business, page 49

19. Please provide a clear description of your core product offering, which is referred to in various terms (e.g., as a platform, system, solution, and hardware and software). Please also clarify the extent to which your products require incorporation into and integration with a third-party product to be functional, and highlight any material risks this may present. We note your plans to introduce four new products in the last quarter of 2021;
         please balance this disclosure by describing the anticipated obstacles to, and uncertainties associated with, achieving your plans.
20. You state that your products can be miniaturized down to approximately one inch in size
         (page 57), but the dimensions of the Neptune Nano, which appears to be your smallest product, are approximately one inch by two inches (or two square inches in area); please revise to reconcile this apparent inconsistency. Please also provide the basis for the statement that your products are the smallest available in the market today. Consider providing the dimensions for the other families of products depicted on pages 54-55.
21. Please revise references to your "broad intellectual property portfolio," as it appears that you currently have a single pending patent application. Within the Intellectual Property section, please indicate the jurisdiction(s) where your patent applications have or will be filed.
22. We note that backlog orders and sales are attributed to the process of your products reaching maturity and validation among your customers (page F-8). Please revise the
         Business section to describe which aspects of your business contribute to backlog. For example, is backlog caused by delays in third-party supply and manufacturing, in-house production, the customization process, and/or other factors? Please also highlight any material risks that may result as you seek to expand your operations. Production, page 59

23. Please revise to clarify what you mean by "handle the production of our products." Do
FirstName LastNameIsrael Bar
       you manufacture your products entirely or rely on third parties to produce the needed
Comapany    NameMaris
       components   and Tech   Ltd. the final product? If you rely on third
parties, describe the
                         assemble
Augustnature  of you
        23, 2021 Pagearrangements
                       4             with them.
FirstName LastName
 Israel Bar
FirstName
Maris TechLastNameIsrael  Bar
            Ltd.
Comapany
August  23, NameMaris
            2021       Tech Ltd.
August
Page  5 23, 2021 Page 5
FirstName LastName
Ordinary Shares, page 84

24. Page 89 refers investors here for a description of the material terms and provisions of your ordinary shares, but no such disclosure appears in this location. Please revise.
Taxation
Israeli Tax Considerations and Government Programs
Tax Benefits and Grants for Research and Development, page 94

25. The statements on pages 20 and 59, indicating you are not subject to government regulation, appear potentially inconsistent with the restrictions on manufacturing outside
         Israel, requiring prior approval and royalty payments, described in this section. Please revise and include a cross-reference as appropriate. In addition, we note the reference to any change of ownership of your shares that would make a non-Israeli
an    interested
         party,    as defined in the Research Law, resulting in notice and
payment obligations, with
         possible criminal liability. Please revise to clarify whether these provisions apply to investors purchasing your securities in the offering, or on Nasdaq following the offering, and the potential risks that may arise as a result.
Enforceability of Civil Liabilities, page 110

26. Please revise to state that you have irrevocably appointed an agent to receive service of process in any action against you in any U.S. federal or state court arising out of the offering or any purchase or sale of securities in connection with the offering, and provide the agent's name and address. Please also include risk factors that address the enforceability of judgment and governance of shareholder rights by Israeli law.
Financial Statements as of December 31, 2020, page F-1

27.      Please note the financial statement updating requirements provided in
Item 8.A.5 of Form
         20-F.
28. Based on your disclosure on page 10, it appears you have effected or intend to effect a one-for-four reverse stock split of your issued and outstanding ordinary shares and preferred shares prior to the effectiveness of this registration statement. Please tell us how you considered to revise your historical financial statements along with financial statement data appearing elsewhere in your filing to give retroactive effect to this reverse stock split. Refer to SAB Topic 4:C.

Notes to the Financial Statements
Note 2 - Significant Accounting Policies
G - Revenue Recognition, page F-10

29. We note from your disclosure that your products include proprietary software embedded into the tangible products that is not sold separately. Please describe for us the nature of
 Israel Bar
Maris Tech Ltd.
August 23, 2021
Page 6
      your proprietary software and tell us if your contracts with customers include an obligation to provide updates to the software embedded in the tangible products. If so, please disclose the terms associated with your obligation to provide updates and tell us how you considered the impact of this obligation on your allocation of transaction price and timing of revenue recognition.

30. You disclose revenue from POC contracts are recognized upon delivery of the customized product to the customer. Please explain to us why you believe such products do not meet the criteria for over time recognition, specifically the criteria that they have no alternative use and you have enforceable right of payment. Refer to ASC 606-10-25. General

31. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.
       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                              Sincerely,
FirstName LastNameIsrael Bar
                                                              Division of
Corporation Finance
Comapany NameMaris Tech Ltd.
                                                              Office of
Manufacturing
August 23, 2021 Page 6
cc:       Angela Gomes
FirstName LastName